Suite 206 –1489 Marine Drive

West Vancouver, B.C. V7T 1B8

Ticker Symbol: GTVCF.OB

GTVCF.BE

GTVCF.F

GTVCF.Xetra

FOR IMMEDIATE RELEASE

March 1, 2004

Globetech Reports First Quarter 2004 Financial Results

Globetech Ventures Corp. (the “Corporation”) OTCBB:GTVCF, today reported financial results for the first quarter and three months ended December 31, 2003 (Expressed in Canadian dollars).

For the first quarter ended December 31, 2003, the net loss was $38,407 compared to net income of $98,712 for the first quarter ended December 31, 2002.  During the first quarter ended December 31, 2002, $131,322 was recovered from a subsidiary that was previously written off.

Administrative expenses for the first quarter ended December 31, 2003 were $38,425 compared to $32,561 for the first quarter ended December 31, 2002.  The increase in total administrative expenses reflects a slight increase in activity while the Corporation has been pursuing and evaluating potential business ventures.

The Corporation’s highest expenditure item is loan interest that was paid to related parties.  Loan interest for the first quarter ended December 31, 2003 was $14,632 compared to $12,706 for the first quarter ended December 31, 2002.  The increase was the result of compounding interest. At December 31, 2003, the Corporation had no employees.

On December 9th 2003, the Corporation reported that it had entered into a Letter of Agreement (“LOI”) whereby it had the option to acquire a 100% undivided interest in approximately 130,000 acres of mineral claims prospective for gold, located in Amapa State, Brazil. Under the terms of the LOI the Corporation commissioned an independent verification study and review of the subject mineral claims. Based on the conclusions of this study and the receipt of results satisfactory to the Corporation, Management are concluding definitive agreement with the vendors, the final terms of which will be the subject of a further news release.

Legal Notice Regarding Forward Looking Statements

This press release contains “forward looking statements” including forward looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward looking statements and include any statements regarding beliefs, plans, expectations or intentions concerning the future. Forward looking statements in this press release include statements regarding:

a)

the Corporation’s anticipation that the Mineral Claims will meet the Corporation’s eligibility criteria, or even if it does, that it should prove to be economically viable on a going forward basis,:

b)

the Company’s anticipation that it can successfully raise the capital necessary to acquire and exploit the Mineral Claims, with or without an equity offering

c)

although Parties intend to complete a definitive agreement, no assurances can be given that such agreement will be consummated.

It is important to note that the Corporation’s actual outcomes may differ materially from those contained in the forward looking statements contained in this press release. Although the Corporation believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures outlined in the Corporations public filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

Tel:  1-888-283-8988

Email: rdg@globetechventures.net

#